December 8, 2023

Touchstone Dynamic International ETF

Touchstone Dynamic Allocation Fund

303 Broadway, Suite 1100

Cincinnati, Ohio 45202-4203

Re:	Reorganizations to Combine Series of a Massachusetts Business Trust and Series
of a Delaware Statutory Trust

Ladies and Gentlemen:

Touchstone ETF Trust (the "ETF Trust"), a Delaware statutory trust, on behalf of its series, Touchstone Dynamic International ETF (the "Acquiring ETF"), and Touchstone Strategic Trust (the "Target Trust"), a Massachusetts business trust, on behalf of its series, Touchstone Dynamic Allocation Fund (the "Target Fund"), have requested our opinion as to certain federal income tax consequences of a transaction (the "Reorganization") in which the Acquiring ETF will acquire substantially all of the assets of the Target Fund, in exchange solely for shares of beneficial interest in the Acquiring ETF ("Acquiring ETF Shares") (and cash in lieu of fractional Acquiring ETF Shares, if any), and the assumption by that Acquiring ETF of liabilities of such Target Fund, pursuant to an Agreement and Plan of Reorganization ("Agreement") entered into by ETF Trust, on behalf of the Acquiring ETF, and Target Trust, on behalf of the Target Fund, on December 8, 2023.1 Specifically, the Funds have requested our opinion that the consummation of each Reorganization will qualify as a "reorganization" (as defined in section 368(a)).2

In rendering this opinion, we have examined (1) the Agreement, (2) the Combined Proxy/Prospectus dated July 20, 2023, regarding the Reorganization, and (3) other documents we have deemed necessary or appropriate for the purposes hereof (collectively, "Documents"). We

1Each of the Target Fund and Acquiring ETF is sometimes referred to herein as a "Fund," and each of ETF Trust and Target Trust is sometimes referred to herein as an "Investment Company."

2All "section" references are to the Internal Revenue Code of 1986, as amended ("Code"), unless otherwise noted, and all "Treas. Reg. §" references are to the regulations under the Code ("Regulations").

K&L GATES LLP

ONE CONGRESS STREET BOSTON MA 02114

T +1 617 261 3100 F +1 617 261 3175 klgates.com

December 8, 2023

have assumed, for purposes hereof, the accuracy and completeness of the information contained in all the Documents. As to various matters of fact material to this opinion, we have relied, exclusively and without independent verification (with your permission), on the representations and warranties set forth in the Agreement and on the statements and representations of officers and other representatives of the Acquiring ETF and the Target Fund (collectively, "Representations"). We have assumed that any Representation made "to the knowledge and belief" (or similar qualification) of any person or party is, and at the Closing Date (as defined in the Agreement) will be, correct without such qualification. We have also assumed that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement. Finally, we have assumed that the Documents and the Representations present all the material and relevant facts relating to the Reorganizations.

OPINION

Based solely on the facts and representations set forth in the reviewed documents and the representations of officers of the Investment Companies, and conditioned on (i) those representations' being true on the closing date of the Reorganization and (ii) the Reorganization being consummated in accordance with the Agreement (without the waiver or modification of any terms or conditions thereof), our opinion with respect to the federal income tax consequences of the Reorganization is as follows.

1.The acquisition by the Acquiring ETF of all of the assets of the Target Fund, as provided for in the Agreement, in exchange for Acquiring ETF Shares (and cash in lieu of fractional Acquiring ETF Shares, if any), and the assumption by the Acquiring ETF of liabilities of the Target Fund, followed by the distribution by the Target Fund to its shareholders of Acquiring ETF Shares (and cash in lieu of fractional Acquiring Fund shares, if any) in complete liquidation of the Target Fund, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Target Fund and Acquiring ETF each will be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

2.No gain or loss will be recognized by the Target Fund upon the transfer of all of its assets to, and the assumption of all of its liabilities by the Acquiring ETF in exchange solely for Acquiring ETF Shares pursuant to Section 361(a) and Section 357(a) of the Code, except for (A) gain or loss that may be recognized on the transfer of "section 1256 contracts" as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a "passive foreign investment company" as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized (i) under an applicable mark-to-market

December 8, 2023

rule or (ii) upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

3.No gain or loss will be recognized by the Acquiring ETF upon the receipt by it of all of the assets of the Target Fund in exchange solely for the assumption of liabilities of the Target Fund and issuance of Acquiring ETF Shares pursuant to Section 1032(a) of the Code.

4.No gain or loss will be recognized by the Target Fund upon the distribution of Acquiring ETF Shares by the Target Fund to shareholders of the Target Fund in complete liquidation (pursuant to the Agreement) of the Target Fund pursuant to Section 361(c)(1) of the Code.

5.The tax basis of the assets of the Target Fund received by the Acquiring ETF will be the same as the tax basis of such assets in the hands of the Target Fund immediately prior to the transfer of such assets, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Target Fund on the transfer pursuant to Section 362(b) of the Code.

6.The holding periods of the assets of the Target Fund in the hands of the Acquiring ETF will include the periods during which such assets were held by the Target Fund pursuant to Section 1223(2) of the Code, other than assets with respect to which gain or loss is required to be recognized and except where investment activities of the Acquiring ETF have the effect of reducing or eliminating the holding period with respect to an asset.

7.No gain or loss will be recognized by the shareholders of the Target Fund upon the exchange of all of their Target Fund Shares solely for Acquiring ETF Shares (except with respect to cash, if any, received in lieu of fractional shares) pursuant to Section 354(a) of the Code.

8.The aggregate tax basis of Acquiring ETF Shares received by a shareholder of the Target Fund will be the same as the aggregate tax basis of the Target Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

9.The holding period of the Acquiring ETF Shares received by a shareholder of the Target Fund will include the holding period of the Target Fund Shares exchanged therefor, provided that the shareholder held such Target Fund Shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

10.For purposes of section 381, the Acquiring ETF will be treated just as the Target Fund would have been treated if there had been no Reorganization. Accordingly, the Reorganization will not result in the termination of the Target Fund's taxable year, the Target

December 8, 2023

Fund's tax attributes enumerated in section 381(c) will be taken into account by the Acquiring ETF as if there had been no Reorganization, and the part of the Target Fund's last taxable year that began before the Reorganization will be included in the Acquiring ETF's first taxable year that ends after the Reorganization.

Our opinion is based on, and is conditioned on the continued applicability of, the provisions of the Code and the Regulations, judicial decisions, and rulings and other pronouncements of the Internal Revenue Service ("Service") in existence on the date hereof. All the foregoing authorities are subject to change or modification that can be applied retroactively and thus also could affect the conclusions expressed herein; we assume no responsibility to update our opinion after the date hereof with respect to any such change or modification. Our opinion represents our best judgment regarding how a court would decide the issues addressed herein and is not binding on the Service or any court. Moreover, our opinion does not provide any assurance that a position taken in reliance thereon will not be challenged by the Service, and although we believe that our opinion would be sustained by a court if challenged, there can be no assurances to that effect.

Our opinion addresses only the specific federal income tax consequences of each Reorganization as set forth above and does not address any other federal, or any state, local, or foreign tax consequences of the Reorganization or any other action (including any taken in connection therewith). Our opinion also applies to the Reorganization only if each Fund that is a party to such Reorganization is solvent, and we express no opinion about the tax treatment of the Reorganization described herein if any Fund that is a party thereto is insolvent. Finally, our opinion is solely for the information and use of the addressees and their shareholders and may not be relied on for any purpose by any other person without our express written consent.

Very truly yours,

/s/ K&L Gates LLP